Bionomics Limited

22 November 2007

PROCESSED
JUL 25 2008
THOMSON REUTERS

SEC
Mail Processing
Section
JUL 21 2008
Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

08003927

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

7/23

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
22 November 2007

BIONOMICS' ANTI-CANCER COMPOUND GAINS IND APPROVAL

22 November 2007, Adelaide, Australia: Australian drug discovery company Bionomics Limited (ASX:BNO) today announced that lead anti-cancer compound, BNC105, has successfully passed review of its Investigational New Drug (IND) application by the US Food and Drug Administration (FDA).

IND status indicates regulatory approval to conduct clinical trials in humans and is granted to drugs in development that exhibit pre-clinical efficacy and safety. BNC105 is a new type of anti-cancer drug called a Vascular Disruption Agent (VDA) that acts to rapidly shut down the blood supply within a tumour thereby starving the tumour of nutrients.

Bionomics' CEO & Managing Director Dr Deborah Rathjen said that this is a significant milestone for the Company.

Dr Rathjen commented, "We are pleased to report on the success of our IND application for BNC105. The IND approval marks a major achievement in the transformation of Bionomics from a genomics company to a company which is conducting FDA sanctioned clinical trials of its lead molecule BNC105".

Dr Rathjen further added, "This successful IND represents the culmination of a rigorous development program aimed at providing proof of efficacy and safety in animals to support human clinical trials of BNC105. We are now preparing to commence the first clinical trial in patients with advanced cancer as soon as possible. BNC105 has some key advantages over other cancer treatments and we are driven by the prospect that BNC105 may represent an advance in the treatment of a broad range of solid tumours".

Dr Gabriel Kremmidiotis, Bionomics VP Discovery Research said, "BNC105 is a proprietary molecule discovered by Bionomics and it is immensely satisfying to see it move to this next stage of development. We are very encouraged by the results of our preclinical studies of BNC105 which has demonstrated efficacy in models of breast, lung, prostate and colon cancers".

Pre-clinical data indicates that BNC105 has a dual mechanism of action. It disrupts tumour blood vessels and is directly toxic to cancer cells. BNC105 is specifically retained in the tumour mass at high levels for an extended period of time, further enhancing its anti-tumour activity.

VDAs have strong potential for use in combination with traditional cancer treatment options, including chemotherapy. Bionomics recently presented data on the combination of BNC105 and blockbuster cancer drug Avastin®, which demonstrated the combination prolonged the collapse of tumour blood vessels.

With the success of its IND application and pending ethics approval, Bionomics will conduct the first clinical trial on BNC105 in Australia with plans to conduct further clinical trials in the US and Australia.

The primary goals of the first clinical trial are to evaluate the safety and tolerability of BNC105 and its pharmacokinetics. This information will be used to establish the dose of BNC105 to be used in subsequent trials. A further objective will be to measure parameters of the anti-cancer effect of BNC105. Further details will be provided upon commencement of the clinical trial.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bionomics Limited
Dr Deborah Rathjen
CEO & Managing Director
+618 8354 6101 / 0418 160 425
drathjen@bionomics.com.au

Media
Philippa Harris
Buchan Consulting
+612 9237 2800 / 0408 465 800
pharris@bcg.com.au

About Bionomics Limited

Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit www.bionomics.com.au

About BNC105

BNC105 is a new type of drug called a Vascular Disruption Agent (VDA) that acts to rapidly shut down the blood supply within a tumour. It thereby "starves" the tumour of the oxygen and nutrients it needs to survive.

VDAs (Vascular Disruption Agents) have significant clinical potential in the treatment of cancer, as they may potentially be applied across a very wide variety of cancer types, including colon, lung and breast cancers. The market potential for VDAs has been estimated at approximately US$5 billion annually (ASInsights, 2003)

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to the clinical evaluation of BNC105, our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Bionomics Limited

15 November 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	A) LISTED ORDINARY SHARES B) UNLISTED ESOP OPTIONS C) LISTED ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A) FOUR HUNDRED AND TWENTY NINE THOUSAND EIGHT HUNDRED AND EIGHTY SIX (429,886) B) THREE HUNDRED AND FIFTY EIGHT THOUSAND SIX HUNDRED AND NINETY (358,690) C) TWENTY THOUSAND (20,000)

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	A) FULLY PAID B) 358,690 at $0.29 expiry October 2012 Unlisted ESOP options C) FULLY PAID
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	A) $0.2931 B) NIL C) $0.24
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	A) ISSUE OF SHARES TO DIRECTORS AND MANAGEMENT IN LIEU OF ONE THIRD OF THEIR DIRECTORS' FEES OR PART SALARY AS APPROVED BY SHAREHOLDERS AT THE COMPANY'S ANNUAL GENERAL MEETING ON 7 NOVEMBER 2007. B) UNLISTED BONUS OPTIONS ISSUED UNDER ESOP C) EXERCISE OF UNLISTED OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 NOVEMBER 2007

Number	+Class

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	221,081,086 31,535,063	ORDINARY FULLY PAID (BNO) BNOOB OPTIONS

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,243,573	UNLISTED OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 15 November 2007
Company Secretary

Print name: STEPHEN BIRRELL

== == == == ==

SEC
Mail Processing
Section

JUL 21 2008

Washington, DC
101

7 November 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

Bionomics Limited

corporatefile.com.au

Bionomics Limited
31 Dalgleish Street
Thebarton, South Australia 5031

Date of lodgement: 7-Nov-2007

Title: Open Briefing®. Bionomics. CEO on Pipeline Development Status

Record of interview:

corporatefile.com.au
Bionomics Limited (ASX code: BNO) has announced at today's AGM that it has submitted an Investigational New Drug (IND) application to the US Food and Drug Administration (FDA) for its anti-cancer agent BNC105. What is the status of the application and how long you expect the FDA to take to consider it?

CEO & MD Dr Deborah Rathjen
The FDA has a review process for IND applications which takes 30 days. Our application is in the early stages of that period and we hope to have an approval of the application towards the end of November or in early December.

Assuming the application is successful we anticipate moving BNC105 into the first clinical trial later this year or early 2008 depending on the recruitment of patients with advanced cancer.

corporatefile.com.au
You recently presented new data on your anti-cancer programs at the International Vascular Targeting Therapies in Oncology conference. What does this new data demonstrate and what are the clinical implications for BNC105 and proprietary drug target BNO69?

CEO & MD Dr Deborah Rathjen
Firstly, the new data adds to the existing body of knowledge that indicates BNC105 acts as a highly selective vascular disrupting agent. The new data

demonstrates that BNC105 becomes concentrated within tumours and that it's very rapidly cleared from healthy tissue. We are developing BNC105 for the treatment of solid tumours and the indications that it concentrates within the tumour mass is a very helpful characteristic for this therapeutic indication. In addition, not only does the molecule efficiently disrupt blood flow within the tumour but the new data suggests BNC105 is also directly toxic to cancer cells.

This dual mode of action, combined with its selectivity for tumour blood vessels, is an important differentiator when compared to other vascular disrupting agents currently in development. The data supports the value proposition of our compound as a novel approach to the treatment of solid tumours.

The new data also indicates that cells which are sensitive to BNC105 show an increased expression of the beta type 1 form of the protein tubulin and this may provide an explanation for the specificity and potency of BNC105 in shutting down cancer blood vessels and in killing cancer cells whilst sparing normal blood vessels.

We will continue to build on this knowledge which we may be able to use in the design of later stage clinical trials. It may be possible for example, to select patients that are most sensitive to BNC105 and thus provide a targeted approach to treatment.

Let me turn now to BNO69, a target that Bionomics discovered and patented several years ago, and which it has now taken into a drug discovery program in collaboration with the CRC for Cancer Therapeutics (CRC-CT). The new data presented at this conference supports previous data indicating the importance of BNO69 as an angiogenesis target and adds to the likelihood that we can discover a novel approach to the treatment of breast cancer through the discovery of inhibitors of the BNO69 protein.

If we can get small molecule drugs to target BN069 protein and inhibit its action, this should prevent new blood vessel formation in tumours (angiogenesis). The potential of BN069 is also indicated by the fact that it has been adopted as part of the development program of the CRC-CT.

corporatefile.com.au
Throughout the year Bionomics has expanded its scientific advisory team, recruiting specialist medical advisors and staff from Australia as well as internationally. What are their areas of expertise, and how will these appointments benefit the development of BNC105?

CEO & MD Dr Deborah Rathjen
It's important for us to focus on BNC105 and to drive its development as efficiently as possible. The consultants we have appointed are experts in oncology product development, toxicology and regulatory affairs, and their knowledge will assist us to push BNC105 forward as rapidly as possible, whilst ensuring that our development program remains consistent with industry standards.

To give a few examples, Dr William Jenkins was involved in oncology clinical development at the drug giant Novartis for a number of years before he became an industry consultant. Professor Karol Sikora, who is based in London, was formerly vice president of oncology at Pharmacia before its acquisition by Pfizer. Dr Danny Rischin, who will be a principal investigator in the first clinical trial of BNC105, has previously been involved in clinical trials of similar agents. His experience in this area will be very valuable to us.

We've also made a number of key internal appointments, including the appointment of a dedicated Drug Development Manager to assist us in putting together the IND application, to ensure that this complex process is effectively project managed to meet our timelines and enable a smooth transition into the clinic.

Having the right team in place is key and we feel confident that we are appropriately staffed for our current stage of corporate development.

corporatefile.com.au
What is the status of your IND application enabling programme for BNC210? When do you expect to be in a position to submit the application and what are the steps you need to take to then move into clinical trials?

CEO & MD Dr Deborah Rathjen
BNC210 is directed at the treatment of generalised anxiety disorders. We're positioning BNC210 to be free of the side effects that many current treatments have, which include sedative effects, memory loss, coordination impacts and addiction problems. In some cases current drugs can be very slow acting, and some can actually induce anxiety in the early stages of treatment.

All of our investigations in animal models of anxiety have suggested that BNC210 is free from these side effects. They have also shown that it acts very rapidly, with a long duration of effect and the potential to be an orally dosed drug, which patients require. BNC210 appears to be an ideal drug candidate and in order to progress to clinical development we've initiated IND enabling studies that will test, amongst other things, safety and tolerability.

The first step in the IND enabling program has been to commence the scale up and manufacture of the compound. We've commenced the manufacture of an initial 300g batch which will be sufficient material to support the safety and tolerability studies. Beyond that, we're in the process of identifying a GMP manufacturer capable of producing an amount in the order of three kilograms required for clinical trials. Our aim is to be able to submit an IND application early in 2009, and once this is approved, we'll move into Phase I clinical trials.

corporatefile.com.au
Could you provide an update on your wider product pipeline?

CEO & MD Dr Deborah Rathjen
Bionomics has a strong emerging pipeline which is based on the company's expertise in cancer and Central Nervous System (CNS) disorders. In our emerging pipeline we have a program aimed at discovering orally active, potent, specific and safe Kv1.3 inhibitors for the treatment of multiple sclerosis

(MS) and other auto-immune conditions. We're progressing towards the milestone of drug candidate selection. An orally active compound with the properties I have outlined would be an important development for MS treatments as the market is currently dominated by injectible treatments. Orally active compounds with a novel mode of action – in this case targeting Kv1.3 on the cells associated with nerve damage – would have a strong competitive edge and would potentially be a big advance for MS patients.

I have already mentioned the new discovery program focussed on our proprietary drug target BNO69. This is an exciting program which allows Bionomics to build its franchise in dual action cancer treatments which target the blood vessels of solid tumours.

In other pipeline developments, as we've stated in our annual report we have put our epilepsy programme temporarily on hold. We've made this decision to focus our resources on our more advanced development programmes BNC105 and BNC210. Before we recommence this program, we want to ensure we are in the position to commit the resources required to drive this particular program towards drug candidate selection and into clinical development. The programme was meeting its objectives but the next phase of chemistry and biology is quite intensive.

corporatefile.com.au
In June 2007 you raised A$10 million by way of private placement. What is your financial position now, and how will this capital injection benefit your commercialisation plans?

CEO & MD Dr Deborah Rathjen
As detailed in our recent 4C we had just over A$10.3 million in cash at the end of September. We raised the new funds to firstly fund BNC105 into the clinic and through 2008 and secondly, to fund BNC210 IND enabling studies. As we move forward on these programs, especially as BNC105 moves into clinical development, we expect to see an associated increase in the value of the company. We believe there is a strong market for both products if we prove to be successful in the respective development programs.

corporatefile.com.au
Could you comment on your progress in transforming Bionomics from a genomics company into a clinical development group? If all goes according to plan you could have two drugs in the clinic in late 2008 and three by mid 2009. How do you plan to support these clinical programs?

CEO & MD Dr Deborah Rathjen
In February 2005 we announced our strategic vision to develop our capabilities, transitioning from a genomics company to a drug discovery company, and from there into clinical development. We saw, and still see, this as the means of growing shareholder value whilst leveraging our original genomics assets.

In 2005 we acquired our European operation Neurofit and also Iliad Chemicals. These acquisitions gave us the foundation of our CNS preclinical development capabilities and MultiCore® chemistry platform respectively. The drug

candidates in our pipeline are tangible evidence of the success of these acquisitions, and the growth in market capitalisation of the company has been a further measure of our success.

We are now focussed on becoming a successful clinical stage company with our first drug candidate BNC105 to come closer still to realizing our strategic vision for Bionomics. In order to fully realize this we will continue to focus on moving quality drug candidates into the clinic and we will ensure we have the in-house expertise to do so in addition to accessing the required international expertise to help us position our programs optimally from R&D through to commercialisation.

corporatefile.com.au
Thank you Deborah.

For previous Open Briefings with Bionomics Limited, or to receive future Open Briefings by e-mail, please visit www.corporatefile.com.au.

For more information about Bionomics Limited, please visit www.bionomics.com.au or call Deborah Rathjen on (08) 8354 6101.

Bionomics Limited

SEC
Mail Processing
Section

JUL 2 1 2008

Washington, DC
101

7 November 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited

ASX ANNOUNCEMENT
7 November 2007

BIONOMICS AGM BROADCAST

BIONOMICS LIMITED (BNO) would like to offer you a front row seat at our presentation titled **"Annual General Meeting"**. Conveniently, you don't have to leave your home or office to attend.

The presentation details are as follows;

- **Annual General Meeting**
- **7 November 2007**
- At http://www.brr.com.au/event/BNO/1250/32311/wmp/czw0f4fp2q

Additionally, the presentation can be accessed at www.boardroomradio.com where it will also be archived for future on-demand listening – if you miss the live presentation, you can log on later to hear the news.

Boardroomradio also offers a free Podcast subscription, check the website for details.

For further information please contact:

Dr Deborah Rathjen
CEO & Managing Director
Bionomics Limited
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance
This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to the clinical evaluation of BNC105 or BNC210, our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Bionomics Limited

31 October 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

Quarter ended ("current quarter")

30-Sep-07

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (3 months) $A'000
Cash flows related to operating activities			
1.1	Receipts from customers	303	303
1.2	Payments for		
	(a) staff costs	(278)	(278)
	(b) advertising & marketing	(49)	(49)
	(c) research & development (incl. R&D staff costs)	(2,804)	(2,804)
	(d) leased assets	(48)	(48)
	(e) other working capital	(323)	(323)
		0	
1.3	Dividends received	0	0
1.4	Interest and other items of a similar nature received	273	273
1.5	Interest and other costs of finance paid	(6)	(6)
1.6	Income taxes paid	0	0
1.7	Other - Grants	703	703
	Net operating cash flows	(2,228)	(2,228)
1.8	Net operating cash flows (carried forward)	(2,228)	(2,228)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	(142)	(142)
	(e) other non-current assets	0	0

		Current quarter $A'000	Year to date (3 months) $A'000
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0

1.13	Other	0	0
	Net investing cash flows	(142)	(142)
1.14	**Total operating and investing cash flows**	(2,370)	(2,370)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	0	0
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	0	0
1.18	Repayment of borrowings	(98)	(98)
1.19	Dividends paid	0	0
1.20	Other (capital raising costs)	0	0
	Net financing cash flows	(98)	(98)
	Net increase (decrease) in cash held	(2,468)	(2,468)
1.21	Cash at beginning of quarter/year to date	12,823	12,823
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	10,355	10,355

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(128)
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors including remuneration paid to the Chief Executive Officer and Managing Director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A/

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - Line of Credit	550	400
3.2	Credit standby arrangements	0	0

Explanation necessary for an understanding of financing facilities available

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,092	426
4.2	Deposits at call	9,263	12,397
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	10,355	12,823

Acquisitions and disposals of business entities

		Acquisitions $A'000 *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... (CEO & Managing Director) Date: 31/10/07

Print name: DEBORAH RATHJEN

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a) - policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Bionomics Limited

5 October 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

5 October 2007

Bionomics Limited

Dear Shareholder

Annual General Meeting

I am pleased to invite you to attend the Annual General Meeting of Bionomics Limited to be held at 10.30 am on Wednesday 7 November 2007, in the Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide, and have **enclosed the Notice of Meeting and Explanatory Memorandum.**

If you are unable to attend the meeting in person, I encourage you to return the enclosed proxy form. The proxy form should be returned in the envelope provided, or faxed to our Share Registry on (08) 8236 2305 so that it is received by 10.30 am on Monday 5 November 2007.

There is also an election form attached to the Explanatory Notes for shareholders to opt in to continue receiving a printed Annual Report. From next year onwards, we will be issuing our Annual Report in full on our website, www.bionomics.com.au

We are actively encouraging shareholders to use the website method as it will enable prompt communication and reduce compliance costs.

I look forward to your attendance at the meeting.

Yours sincerely,

P Jonson

Peter Jonson
Chairman

NOTICE OF ANNUAL GENERAL MEETING 2007

NOTICE IS HEREBY GIVEN THAT THE ANNUAL GENERAL MEETING OF BIONOMICS LIMITED ("THE COMPANY") WILL BE HELD TO TRANSACT THE BUSINESS SET OUT ON THE FOLLOWING PAGES.

Members should refer to the accompanying Explanatory Notes for further information concerning the business to be transacted at this meeting.



10.30 am
Wednesday 7 November 2007
Grevillea Room
Lower Lobby Level
Hyatt Regency
North Terrace, Adelaide

ORDINARY BUSINESS


Financial Statements and Reports
To receive and consider the Company's Financial Report for the financial year ended 30 June 2007 and the accompanying Directors' Report and Auditor's Report.

Resolution 1
Adoption of Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That the remuneration report for the year ended 30 June 2007 be adopted. Please note that the vote on this resolution is advisory only and does not bind the Directors or the Company.

Resolution 2
Election of Non-Executive Directors

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That Dr. Peter Jonson be re-elected as a director of the Company.

Dr Peter Jonson will be retiring at the Annual General Meeting in accordance with the Company's Constitution and being eligible, offers himself for re-election.

SPECIAL BUSINESS

Resolution 3
Approval of Issue of Shares to Directors

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purpose of ASX Listing Rule 10.11, the issue of fully paid ordinary shares in the Company to the following directors in the quantities specified below and on the terms described in the Explanatory Notes, accompanying the Notice of this Annual General Meeting, is approved:

Dr Peter Jonson	93,255
Dr George Jessup	46,629
Mr Trevor Tappenden	58,000
Dr Deborah Rathjen	155,578

Resolution 4
Approval of Proposed Issue of Share Options to Dr Deborah Rathjen

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purpose of ASX Listing Rule 10.14, the issue to Dr Deborah Rathjen of 90,000 share options in the Company pursuant to the Bionomics Limited Employee Share Option Plan, as described in the Explanatory Notes accompanying the Notice of this Annual General Meeting, is approved.

Resolution 5
Approval of Proposed Issue of Shares to Mr Stephen Birrell

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.1, the issue to Mr Stephen Birrell of 76,424 fully paid ordinary shares in the Company on the terms described in the Explanatory Notes accompanying the Notice of this Annual General Meeting is approved.

Resolution 6

Approval of Issue of Shares made on 29 June 2007

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That the issue of 28,571,429 fully paid ordinary shares in the Company made on 29 June 2007 specified 2007 on the terms described, in the Explanatory Notes accompanying the Notice of this Annual General Meeting is approved for the purpose of Listing Rule 7.4 of the ASX Listing Rules.

Resolution 7

Appointment of Auditor

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That the firm Deloitte Touche Tohmatsu of 11 Street, Adelaide, South Australia, 5000 (having been nominated by a member of the Company and consented in writing to act in the capacity of auditor) be appointed as auditor of the Company with effect from the date on which the resignation of PricewaterhouseCoopers as auditor of the Company takes effect.

VOTING EXCLUSION STATEMENT

1. In relation to Resolution 3, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of Dr Peter Jonson, Dr George Jessup, Mr Trevor Tappenden or Dr Deborah Rathjen and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed, as well as any associate of any of the above.
2. In relation to Resolutions 4, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of a Director of the Company and any associate of a Director of the Company.
3. In relation to Resolution 5, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of Mr Stephen Birrell and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed, as well as any associate of Mr Birrell.
4. In relation to Resolution 6, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of any person who participated in the issue as well as any associate of any of them.

Despite the foregoing, the Company is not required to disregard a vote if it is cast by (a) a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or (b) by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board

Stephen Birrell, Company Secretary
Adelaide, 5 October 2007

PROXIES AND CORPORATE REPRESENTATIVES

A member who is entitled to vote at this meeting may appoint a proxy who need not be a member of the Company. For the convenience of members a proxy appointment form is enclosed. A member who is entitled to cast more than one vote may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

In order to be valid the proxy form must be received by the Company at the address or facsimile number specified below, along with any power of attorney or certified copy of a power of attorney (if the proxy form is signed pursuant to a power of attorney), **by no later than 48 hours before the Annual General Meeting (i.e., by no later than 10.30 am, 5 November 2007)**:

Bionomics Limited, or	**Bionomics Limited**
c/- Computershare Investor Services Pty Ltd Level 5, 115 Grenfell Street Adelaide, South Australia 5000	c/- Computershare Investor Services Pty Ltd GPO Box 1903 Adelaide, South Australia 5001
or **facsimile** (08) 8236 2305.	

A member who is a body corporate may appoint an individual as a representative to exercise the member's voting rights at the Annual General Meeting pursuant to section 250D of the Corporations Act. Representatives will be required to present documentary evidence of their appointment on the day of the meeting.

DETERMINATION OF ENTITLEMENT TO ATTEND AND VOTE

For the purpose of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities **at 7.00pm (Adelaide time) on 5 November 2007** will be taken, for the purpose of the Annual General Meeting, to be held by the persons who held them at that time.

QUESTIONS AND COMMENTS BY MEMBERS

In accordance with the Corporations Act, the Chairperson of the Annual General Meeting will allow a reasonable opportunity for members at the meeting to ask questions about, or make comments on, the management of the Company.

Similarly, the Chairperson will allow a reasonable opportunity for members at the meeting to ask questions of a representative of the Company's Auditors, PricewaterhouseCoopers, relevant to the conduct of the audit, the preparation and content of the Auditor's Report, the accounting policies adopted by the Company in relation to the preparation of the financial statements and the independence of the Auditors in relation to the conduct of the audit.

Pursuant to the Corporations Act, members may submit a written question to the Company's Auditors relevant to the content of the Auditor's Report to be considered at the Annual General Meeting or the conduct of the audit of the Financial Report to be considered at the Annual General Meeting.

Questions to the Company's Auditors must be given to the Company no later than Wednesday 31 October 2007. The Company may examine the contents, or make a copy, of any question so submitted. A list of relevant written questions (prepared by the Company's Auditors) will be made available to members attending the Annual General Meeting at the start of the meeting.

The Chairperson of the Annual General Meeting will allow a reasonable opportunity at the meeting for a representative of the Company's Auditors to answer any written questions submitted in accordance with the above procedure. If the Company's Auditor has prepared written answers to written questions, the Chairperson may allow these to be tabled at the meeting and such written answers will be made available to members as soon as practicable after the meeting.

Please send any written questions for the Company's Auditors to:

Bionomics Limited, or	**facsimile** (08) 8354 6199, or
31 Dalgleish Street, Adelaide, South Australia 5031	**email** info@bionomics.com.au

By no later than 5.00pm Adelaide time on Wednesday 31 October 2007.

IMPORTANT NOTICE

The default option for receiving your annual report has changed from a printed copy to be via our website. You have the choice of receiving notification about accessing your annual report online or continuing to receive a printed annual report.

Make your selection on the back of this form.

DEAR VALUED SHAREHOLDER,

Legislation change - what this means for you

The Australian Government recently introduced legislation allowing the default option for receiving annual reports to be via a company's website. You will now receive timely, cost effective and greener online annual reports unless you request a printed copy.

You can choose to be notified by email when the annual report becomes available on our website at www.bionomics.com.au – otherwise this information will be provided in your AGM mail pack. All other shareholder communications will continue to be sent to you by post.

WHAT ARE YOUR OPTIONS?

Option 1

ELECT TO RECEIVE EMAIL NOTIFICATION WHEN YOUR ANNUAL REPORT BECOMES AVAILABLE ONLINE.

Option 2

ELECT TO CONTINUE RECEIVING, FREE OF CHARGE, A PRINTED COPY OF THE ANNUAL REPORT.

IF YOU TAKE NO ACTION, INFORMATION ON ACCESSING YOUR ONLINE ANNUAL REPORT WILL BE PROVIDED IN YOUR AGM MAIL PACK.

If you have any questions about this form please contact the Company Secretary on 08 8354 6100.

Yours sincerely

Stephen Birrell

OPTION 1 ☐

ELECT TO RECEIVE AN EMAIL WHEN YOUR ANNUAL REPORT BECOMES AVAILABLE ONLINE.

Please enter your email address below and send this form back in the enclosed reply paid envelope.

☐☐☐☐☐☐☐☐☐☐☐

☐☐☐☐☐☐☐☐☐☐☐

@☐☐☐☐☐☐☐☐☐☐

☐☐☐☐☐☐☐☐☐☐☐

Please provide your phone number in the event we need to contact you about your security holding.

☐☐☐☐☐☐☐☐☐☐

OPTION 2 ☐

TO RECEIVE A PRINTED COPY OF THE ANNUAL REPORT PLEASE MARK THE BOX ABOVE AND SEND THIS LETTER BACK TO US IN THE ENCLOSED REPLY PAID ENVELOPE.

Elect to continue receiving a printed copy of the annual report.

Please enter your shareholder number below.

Your SRN/HIN

☐☐☐☐☐☐☐☐☐☐

If you take no action, information on accessing your annual report online will be provided in your AGM mail pack.

PLEASE RETURN THIS FORM TO BIONOMICS

Attn: Stephen Birrell
Bionomics Limited
31 Dalgleish Street
Thebarton, South Australia 5031

Bionomics Limited

ABN 53 075 582 740

31 Dalgleish Street
Thebarton, South Australia 5031
phone 61 8 8354 6100
fax 61 8 8354 6199
email info@bionomics.com.au
web www.bionomics.com.au

Proxy Form

Bionomics Limited
ABN 53 075 582 740

Mark this box with an 'X' if you have made any changes to your address details (see reverse) X

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 1903 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1300 556 161
(outside Australia) 61 3 9415 4000
Facsimile 61 8 8236 2305
www.computershare.com

000001 000 BNO

Appointment of Proxy

I/We being a member/s of Bionomics Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ______________

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Bionomics Limited to be held at Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide on Wednesday 7 November 2007 at 10.30 am and at any adjournment of that meeting.

☞ X **IMPORTANT: FOR ITEM 3 BELOW**

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 3 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 3 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 3.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
1.	Adopt Remuneration Report			
2.	Re-elect P Jonson			
3.	Approve Issue of Shares to Directors			
4.	Approve Issue of Share Options to D Rathjen			
5.	Approve Issue of Shares to S Birrell			
6.	Approve Issue of Shares			
7.	Appointment of Auditor			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy ~~not~~ to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy Form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /

BNO 19PR

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's Securities register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's Securities registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's Securities registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.30 am on Wednesday 7 November 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

IN PERSON	Bionomics Limited - C/- Computershare Investor Services Pty Limited, Level 5, 115 Grenfell Street, ADELAIDE, SA, 5000
BY MAIL	Bionomics Limited - C/- Computershare Investor Services Pty Limited, GPO Box 1903, ADELAIDE, SA, 5001
BY FAX	+61 8 8236 2305

EXPLANATORY NOTES FOR THE 2007 ANNUAL GENERAL MEETING

These Explanatory Notes have been prepared to assist shareholders with their consideration of the resolutions set out in the Notice of Annual General Meeting dated 5 October 2007.



Bionomics Limited

ORDINARY BUSINESS

Resolution 1

Adoption of Remuneration Report

The remuneration report for the year ended 30 June 2007 is set out in the 2006-07 financial statements.

Pursuant to section 250R(2) of the Corporations Act, a resolution that the remuneration report be adopted must be put to the vote at the Company's Annual General Meeting. The vote on the proposed resolution is advisory only and does not bind the Directors or the Company. However, the Board will take the outcome of the vote into consideration when reviewing the Company's remuneration practices and policies.

The Chairman will allow a reasonable opportunity for members to discuss the remuneration report.

Resolution 2

Election of Non-Executive Director

Dr Peter Jonson will retire at the Annual General Meeting as required by the Company's Constitution and, being eligible, offers himself for re-election.

Dr Peter Jonson became Chairman of Bionomics in November 2004. Dr Jonson began his career with the Reserve Bank of Australia where he became an internationally-recognised economist and influential policy adviser. He subsequently gained extensive experience at senior levels of the international financial services industry, serving as Chief Executive Officer of Norwich Union's Australian business and Managing Director and then Chairman of ANZ Funds Management.

Dr Jonson has also previously chaired the Federal Government's Biotechnology Centre of Excellence Expert Panel and the Major National Research Facilities Committee, both of which were set up to advise Federal Ministers on major strategic and investment decisions affecting the biotechnology sector. Dr Jonson was the founding Chairman of the Australian Institute for Commercialisation Ltd (2002 to 2007).

Currently he is a director of a number of listed and unlisted companies and Chair of the Federal Government's CRC Committee.

SPECIAL BUSINESS

Background

Resolutions 3 to 6 (inclusive) set out in the Notice of Annual General Meeting are being put before shareholders for the purpose of ASX Listing Rules 7.1, 7.4, 10.11 and 10.14 (as applicable).

(a) LISTING RULE 7.1 AND 7.4

Broadly speaking, Listing Rule 7.1 provides that a listed company may issue or agree to issue in aggregate up to 15% of its fully paid ordinary shares within a 12 month period without shareholder approval. Any issues of shares beyond this amount must be first approved by shareholders and any issues of shares otherwise approved by shareholders will not be counted in calculating compliance with the 15% limit.

Under Listing Rule 7.4 it is possible for shareholders to approve share issues after they have been made (but within the 15% limit). Once those share issues have been approved they are no longer counted for the purpose of determining whether in any 12 month period the 15% limit has been reached. Resolution 6 has been proposed pursuant to Listing Rule 7.4 and Resolution 5 is being proposed pursuant to Listing Rule 7.1.

(b) LISTING RULE 10.11

Listing Rule 10.11 requires a listed company to obtain shareholder approval for the issue of securities to related parties. As a consequence, the Company is required to obtain shareholder approval before issuing shares to its Directors and any company controlled by a Director (Resolution 3). The 15% limit imposed by Listing Rule 7.1 does not include issues approved under Listing Rule 10.11 and shareholders should note that, if they pass Resolution 3, it is not necessary for the Company to seek separate shareholder approval of the proposed share and option issues under Listing Rule 7.1.

(c) LISTING RULE 10.14

Listing Rule 10.14 requires a listed company to obtain shareholder approval for the issue of securities under an employee incentive scheme (such as the Bionomics Employee Option Plan) to certain parties, which includes a Director, or an associate of a Director, of the Company. As a consequence, the Company is required to obtain shareholder approval before issuing share options to Dr Deborah Rathjen under the Bionomics Employee Share Option Plan (Resolution 4).

Resolution 3
ASX Listing Rule 10.11 Proposed Issue of Shares to Directors

Resolution 3 is being put before shareholders for the purpose of ASX Listing Rule 10.11.

As noted above, ASX Listing Rule 10.11 requires a listed company to obtain shareholder approval for the issue of securities to related parties, which includes a director of the Company. ASX Listing Rule 10.13 sets out the information that must be included in the Notice of Annual General Meeting when seeking approval of shareholders under ASX Listing Rule 10.11.

Under Resolution 3, the Board seeks approval to issue shares to each of the Company's Non-Executive Directors in lieu of one third of their Directors' fees, and to Dr Deborah Rathjen (Chief Executive Officer and Managing Director) in lieu of some of her annual salary, for the financial year ending on 30 June 2008 ("Payment Period").

The Board believes this is beneficial for the Company since it conserves the Company's cash reserves and further aligns Directors' interests with the interests of shareholders.

Shareholders have approved the issue of shares to Non-Executive Directors in this manner at the last seven Annual General Meetings. On each such occasion, the Board also advised shareholders of the Board's intention to implement a similar arrangement in subsequent years.

Shareholders have approved the issue of shares to Dr Deborah Rathjen in this manner at the last Annual General Meeting. It is evident of her commitment to the Company that she is prepared to sacrifice cash for shares in order to preserve the working capital of the Company.

The following information is provided for the purposes of ASX Listing Rule 10.13.

The Board has used a volume weighted average share price (VWAP) to calculate the number of shares to be issued in lieu of one third of the non-Executive Directors' fees payable and in lieu of annual salary for Dr Deborah Rathjen, for the Payment Period. The VWAP used in respect of the Payment Period has been calculated by reference to the price at which shares traded on the ASX using the same formulae as the Company's ESOP which has previously been approved by shareholders. The weighted average price used is the seven day VWAP which was $0.2931 over the seven trading days immediately preceding 31 August 2007.

The Non-Executive Directors' fees payable to current Directors in respect of the Payment Period are:

	1 July 2007 to 30 June 2008
Chairman	$82,000
Directors	$41,000
Audit and Risk Management Committee Chairman	$51,000

Based on one third of these amounts for Non-Executive Directors (Dr Peter Jonson, Dr George Jessup and Mr Trevor Tappenden) and part of Dr Rathjen's annual salary, the number of shares proposed to be issued to each Director under the arrangement described above is as follows:

Director	With respect to financial year ending 30 June 2008
Dr Peter Jonson (Chairman)	93,255
Dr George Jessup (Director)	46,629
Mr Trevor Tappenden (ARM Chairman)	58,000
Dr Deborah Rathjen	155,578

The Company proposes to issue the above shares by no later than 7 December 2007. The shares to be issued will carry the usual rights applicable to ordinary shares in the Company and will, from their date of issue, rank equally with fully paid ordinary shares currently on issue.

Shareholders should note that the Board intends to implement a similar arrangement for Non-Executive Directors for subsequent financial years.


RESOLUTIONS

Resolution 4
ASX Listing Rule 10.14 Approval of Proposed Issue of Share Options to Dr Deborah Rathjen

Resolution 4 seeks shareholder approval for the proposed issue of share options to Dr Deborah Rathjen, the Chief Executive Officer and Managing Director of the Company.

Resolution 4 is being put to Shareholders for the purposes of ASX Listing Rule 10.14.

The Company proposes to issue 90,000 share options to Dr Rathjen under the Bionomics Limited Employee Share Option Plan ("Option Plan") for no consideration (but with an exercise price as described below). The Board considers that such an arrangement is in the Company's interests as it aligns the interests of Dr Rathjen with the interests of the Company's shareholders.

The Board has classified the proposed share options as bonus share options. The rationale for bonus share options, as approved by the Board, is to reward performance whilst at the same time preserving cash. The Board also recognises that bonus share options are a mechanism for ensuring that long term employees continue to receive share options.

Under current Company policy, in order to be considered for bonus share options, an employee must have achieved at least 50% of the objectives agreed at performance reviews, and in the case of the Chief Executive Officer, at least 50% of the Company's Corporate and R&D objectives for the relevant period.

The Non-Executive Directors have approved the offer to Dr Rathjen of 90,000 share options, in recognition of her performance against the Company's 2006-07 Corporate and R&D objectives, which were set by the Board in June 2006.

The following information is provided in relation to the terms of the share options and for the purposes of ASX Listing Rule 10.15:

(a) The share options will be issued under the Option Plan for no consideration (but with an exercise price as described below);

(b) Each share option entitles Dr Rathjen to subscribe for a fully paid ordinary share in the Company at a price of $0.29 per share (based on the seven day volume weighted average price of the Company's shares over the seven trading days immediately preceding 31 August 2007 rounded to the nearest whole cent) at any time during the share option exercise period. The share option exercise period will commence from the date of issue of the share options and end on the date that is five years after the commencement of that period;

(c) Since the last approval of the issue of securities under the Option Plan (approved pursuant to Listing Rule 10.14) Dr Deborah Rathjen has received 97,300 options and Mr Trevor Tappenden has received 500,000 options. These options were issued for no consideration. These options were the options approved by shareholders at the Annual General Meeting of the Company on 9 November 2006.

(d) The Directors of the Company as listed below are each entitled to participate in the Option Plan:
- Dr Peter Jonson
- Dr Deborah Rathjen
- Dr George Jessup
- Mr Trevor Tappenden

(e) If Resolution 4 is approved, the share options are expected to be issued by 3 December 2007 (and in any event, no later than 2 November, 2008); and

(f) The share options will be issued for no consideration and therefore no funds will be raised by the issue of the share options. However, to the extent that the share options are exercised, the Company expects that the funds raised by the issue will be used for the Company's research and development projects.

(g) There is no loan in relation to the acquisition by Dr Rathjen;

(h) A voting exclusion statement in respect of Resolution 4 is set out in the Notice of Annual General Meeting.

The share options will not be quoted on the ASX.

Shareholders should note that at the 2005 Annual General Meeting, shareholders approved a resolution excluding the issue of share options under the Option Plan from being counted in determining the Company's 15% limit under Listing Rule 7.1. Share options granted pursuant to Resolution 4 will therefore be excluded in such a calculation.

Resolution 5
ASX Listing Rule 7.1
Proposed Issue of Shares to Mr Stephen Birrell

Resolution 5 is being put to Shareholders for the purposes of ASX Listing Rule 7.1.

ASX Listing Rule 7.1 prevents a listed company from issuing or agreeing to issue in aggregate more than 15% of its fully paid ordinary shares within a 12 month period without shareholder approval. The Company proposes to issue to Mr Stephen Birrell (Chief Financial Officer and Company Secretary) 76,424 fully paid ordinary shares in lieu of part of his annual salary for the year ending 30 June 2008.

The following information in relation to the proposed issue of shares is provided for the purposes of ASX Listing Rule 7.3:

i. The number of shares in the Company that will be issued to Mr Stephen Birrell in relation to the proposed share issue will be 76,424;

ii. The Company will issue the shares on or about 3 December 2007 and in any event by no later than 7 February 2008;

iii. The shares will be issued in lieu of part of Mr Stephen Birrell's annual salary. The effective issue price of the shares will be $0.2931, calculated by reference to the seven day volume weighted average price of the Company's shares traded on the ASX calculated to close of market, 31 August 2007;

iv. The shares will have the same rights as ordinary shares in the capital of the Company as provided by the Company's Constitution and rank equally with existing ordinary shares from the date of issue;

v. No funds are to be raised by the issue. The issue is instead made in lieu of part of Mr Stephen Birrell's cash salary. The Board believes this is beneficial for the Company since it conserves the Company's cash reserves and further aligns the interests of the executive with the interests of shareholders; and

vi. The voting exclusion statement in respect of Resolution 5 is set out in the Notice of Meeting.

Resolution 6
ASX Listing Rule 7.4
Approval of Issue of Shares

Resolution 6 is being put before shareholders for the purpose of ASX Listing Rule 7.4.

On 29 June 2007 the Company issued 28,571,429 fully paid ordinary shares in the Company on the terms described below. Pursuant to Listing Rule 7.4 the Company now seeks shareholder approval of that share issue. Such an approval would enable the Company to issue additional shares during the following 12 month period up to 15% of its existing issued shares, without the requirement to obtain a further shareholder approval.

The following information is provided for the purposes of ASX Listing Rule 7.5:

(a) 28,571,429 fully paid ordinary shares were issued on 29 June 2007;

(b) The issue price of the shares was a $0.35 which represents 0.82% premium to the seven day volume weighted average price of the company's shares traded on the ASX calculated to close of trade on Friday 14 August 2007 ;

(c) The shares have the same rights as ordinary shares in the capital of the Company as provided by the Company's Constitution and from the date of their issue ranked equally with existing fully paid ordinary shares on issue;

(d) The shares were allotted to sophisticated investors and professional investors as defined in section 708 of the Corporations Act nominated by the broker arranging the placement;

(e) The funds raised through the share issue are intended to be used to fund the Company's ongoing drug discovery programs and associated operating costs;

(f) A voting exclusion statement in respect of Resolution 6 is set out in the Notice of Annual General Meeting.

Bionomics Limited

5 October 2007

SEC
Mail Processing
Section

JUL 2 1 2008

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
5 October 2007

BIONOMICS ANTI-CANCER COMPOUND TARGETS TUMOUR, NOT HEALTHY TISSUE

- LATEST DATA FROM BNC105 & BNO69 PRESENTED AT INTERNATIONAL CONFERENCE -

Key points

- Mechanism for dual effect of BNC105 vascular disruption and cancer cytotoxic action reported, results in tumour "lock-in" of active anti-cancer compound
- The combination of BNC105 and blockbuster cancer drug Avastin® prolonged the collapse of tumour blood vessels
- New data BNO69 cancer drug target presented

Adelaide: Bionomics (ASX:BNO) today presented the latest data on its anti-cancer investigational drug BNC105 and the drug target BNO69 at the International Vascular Targeting Therapies in Oncology Conference held in Mandlieu, France.

BNC105

Bionomics' research scientist Dr Julian Adams presented new data demonstrating the mechanism of action for BNC105 .The data indicated that changes in the pattern within tumour blood vessels of the protein tubulin compared to normal blood vessels may be linked to the selective action of BNC105.

In addition to disrupting tumour blood vessels, BNC105 was found to be directly toxic to cancer cells *in vitro*, suggesting that the compound targets tumours in two different ways. Further enhancing the anti-tumour activity of BNC105, new data indicated that BNC105 is specifically retained in the tumour mass at high levels for an extended period.

The comprehensive presentation on BNC105 also included data indicating that a combination of BNC105 and blockbuster drug Avastin® induced prolonged vascular shutdown within breast tumours.

The continuing preclinical evaluation of BNC105 strongly supports Bionomics' plans to undertake clinical trials. Bionomics' Investigational New Drug (IND) submission with the US Food and Drug Administration is in progress.

BNO69

Dr Tina Lavranos, Bionomics' Director of Cancer Research, presented evidence that the novel drug target BNO69, is specifically found in the cells that form new blood vessels in solid tumours (the endothelial cells). Targeting BNO69 suppresses the formation of new blood vessels through its effects on the endothelial cell cytoskeleton and disrupting microtubules.

BNO69 is a novel drug target with the potential for providing a new approach to angiogenesis based therapy of cancer and other conditions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bionomics Limited
Dr Deborah Rathjen, CEO & Managing Director
+618 8354 6101 / 0418 160 425
drathjen@bionomics.com.au

Media
Philippa Harris
+612 9237 2800 / 0408 465 800
pharris@bcg.com.au

Appendix – some of the data presented at the International Vascular Targeting Therapies in Oncology Conference

<u>BNC105</u>

Experiment and Results:

- RNA and protein were extracted from activated and quiescent endothelial cells
- Activated endothelial cells displayed increased Beta I & decreased Beta III tubulin isotypes compared to quiescent endothelial cells
- Activated endothelial cells were more sensitive to BNC105 than quiescent endothelial cells suggesting that differences in the pattern of tubulin isotypes may account for selectivity of BNC105 for activated (tumour) endothelial cells



A. Beta I (RNA)
% relative expression
120
100
80
60
40
20
0
100
89
Activated HUVEC
Quiescent HUVEC
B. Beta I (Protein)
% relative abundance
120
100
80
60
40
20
0
100
65
Activated HUVEC
Quiescent HUVEC
C. Beta III (RNA)
% relative expression
250
200
150
100
50
0
100
244
Activated HUVEC
Quiescent HUVEC
D. Beta III (Protein)
% relative abundance
250
200
150
100
50
0
100
228
Activated HUVEC
Quiescent HUVEC

Figure 1. Beta I tubulin RNA and protein are increased in activated HUVEC and Beta III tubulin RNA and protein are decreased. Human umbilical vein endothelial cells (HUVEC) were cultured either in the presence (activated HUVEC) or absence (quiescent HUVEC) of growth factors. **(A, C)** The relative mRNA expression of tubulin isotypes Beta I tubulin (A) or Beta III tubulin (C). **(B, D)** The relative abundance of Beta I (B) and Beta III (D) tubulin protein.

Experiment and Results

- BNC105 has dual action: it disrupts tumour blood vessels (ie acts as a vascular disruptive agent) and inhibits the growth of cancer cells in a dose-dependent manner
- BNC105 showed a range of potency against 18 cancer cell lines (derived from breast, prostate, colon, lung, brain, pancreas, skin, kidney)
- BNC105 is retained in the tumor but cleared from other tissues by 24 h (Fig 3)


6 %
22 %
39 %
33 %
IC50
0.1-1nM
1-10 nM
10-100 nM
100-1000 nM

Figure 2. Growth of human cancer cell lines at different concentrations of BNC105.


BNC105 Tissue Distribution
100
90
80
70
60
50
40
30
20
10
0
BNC105 % 25min
0.25
2
6
24
Sampling Time (Hrs)
Tumor
Liver
Heart
Spleen
Kidney
Brain

Figure 3. Tissue distribution of BNC105. BNC105 was measured in organs from mice treated with 10 mg/ml BNC105 at 15 min, 2 h, 6h and 24 hrs.



Saline
BNC105P
Bevacizumab
BNC105P & Bevacizumab
% perfusion
0
5
10
15
Day 1
Day 2
Day 3
Day 4
Day 5

•Combination treatment of breast tumors with BNC105P and bevacizumab (Avastin) produced an additive effect prolonging the vascular disruption effect seen in tumours

Figure 4. Vascular Shutdown over 5 days following treatment with BNC105P and Bevacizumab. Balb/c nu/nu mice bearing MDA MB231 solid tumours were treated with either BNC105P at 10mg/kg or Bevacizumab at 5mg/kg as single agents or in combination. In each group of animals for each time point n=10

<u>**BNO69**</u>



Endothelial cells were treated with 0.1% DMSO vehicle control (A), a Tubulin Polymerisation Inhibitor (TPI) (B), control pMSCV vector (C) and with BNO69 specific shRNA (D). Cells transfected with control pMSCV vector or DMSO display typical peripheral actin fibres with few stress fibres. Cells transfected with BNO69shRNA or the TPI display thick actin bundles aligned in parallel arrays. Cells are stained with FITC-conjugated phalloidin; magnification x100 (A & B); x40 (C & D).

Figure 1. BNO69 down-regulation effects actin distribution in endothelial cells.



Endothelial cells were treated with 0.1% DMSO vehicle control (A), a TPI (B), control pMSCV vector (C) and with BNO69 specific shRNA (D). Cell were fixed and stained for α-tubulin (red) and nuclei were counter stained with DAPI (blue). Microtubule structures are clearly visible in the control (A) and mock infected cells (C). In contrast, no microtubule structures were evident in TPI treated cells (B), or cells treated with BNO69 specific shRNA (D).

Figure 2. Immunofluorescent staining of α-tubulin in endothelial cells (HUVEC) treated with a Tubulin Polymerisation Inhibitor (TPI) or BNO69 specific shRNA.

About BNC105

BNC105 is a new type of drug called a Vascular Disruption Agent (VDA) that acts to rapidly shut down the blood supply within a tumor. It thereby "starves" the tumor of the oxygen and nutrients it needs to survive.

VDAs (Vascular Disruption Agents) have significant clinical potential in the treatment of cancer, as they may potentially be applied across a very wide variety of cancer types, including colon, lung and breast cancers. The market potential for VDAs has been estimated at approximately US$5 billion annually (ASInsights, 2003)

About BNO69

The BNO69 gene is involved in the process of angiogenesis, or formation of new blood vessels. Gene-silencing molecules targeting BNO69 inhibit tumour growth in a breast cancer animal model. Tumours that were treated with BNO69 gene-silencing molecules showed a reduction in size of over 75% compared to untreated tumours in experiments conducted over 34 days. This project had been deprioritised in favour of progressing the more advanced BNC105 to clinical development as rapidly as the company's resources would allow.

Bionomics' proprietary BNO69 drug target and the BNO69 gene-silencing molecules are covered by Bionomics' international patent applications, which are under examination in major world markets.

About Avastin®

Avastin®, by leading biotechnology company, Genentech, is the first U.S. Food and Drug Administration (FDA) approved therapy designed to inhibit angiogenesis, the process by which new blood vessels develop and carry vital nutrients to a tumor. Avastin is approved, in combination with intravenous 5-fluorouracil-based (5-FU) chemotherapy, for first- or second-line treatment of patients with metastatic carcinoma of the colon or rectum and in combination with carboplatin and paclitaxel for the first-line treatment of patients with unresectable, locally advanced, recurrent or metastatic non-squamous non-small cell lung cancer (NSCLC).

About Bionomics Limited
Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance
This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to the clinical evaluation of BNC105, our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Bionomics Limited

28 September 2007

SEC
Mail Processing
Section

JUL 21 2008

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

14 September 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

SEPTEMBER07
IN THIS ISSUE

BIONOMICS NOW

See Bionomics

2-3 October 2007
Sachs 7th Annual Biotech in Europe Investor Forum
Zurich, Switzerland

4-6 October 2007
Vascular Targeting Agents Conference
Mandlieu, France

7-9 October 2007
BioPartnering Europe
London, UK

10-11 October 2007
Intersuisse Asia Pacific Investment Forum
London, UK

21-24 October 2007
AusBiotech National Conference,
Brisbane, Australia

Contact Bionomics
31 Dalgleish Street
Thebarton, SA 5031
Australia
Tel: +61 8 8354 6101
Deborah Rathjen
CEO & Managing Director
drathjen@bionomics.com.au

Disclaimer
Bionomics' Board Chairman, Peter Jonson is also Chairman of the CRC grant committee and is subject to the conflict of interest procedures of both the CRC Committee and the Bionomics' Board in relation to matters pertaining to the CRC-CT.

CEO Report

Dear Shareholders,

The last quarter has been an exciting one for Bionomics. We have delivered on several key milestones since our last update, including a successful $10 million capital raise in a private placement to institutional and sophisticated investors.

Just as importantly, we also made significant progress towards our first clinical trials and continued to strengthen our drug development pipeline.

Plans to commence clinical trials for our anti-cancer drug candidate, BNC105, are moving forward, with the anticipated filing of our Investigational New Drug (IND) submission with the US Food and Drug Administration (FDA). Writing of the submission is well-advanced, including the protocol for the first clinical trial which has now been finalised with the help of our medical, regulatory and toxicology experts.

Following the designation of BNC210 as our anxiety drug candidate in June this year, we are now preparing for scale-up and manufacture, and IND-enabling studies, which will provide the basis for a 2008 IND submission and future clinical trials.

Preclinical testing in numerous models has indicated that BNC210 is an extremely potent anti-anxiety drug candidate which, within a very large dose range in these animal models, lacks the side-effects of sedation, loss of memory and motor co-ordination and addiction. Compared with major drugs in the market, BNC210 is also potentially safer with no apparent tendency to cause the drug-drug interactions prevalent amongst many current treatments.

Earlier this year we joined with other leading research organisations to form the Cooperative Research Centre for Cancer Therapeutics (CRC-CT). The benefit of this relationship to Bionomics is already coming to fruition with our cancer drug target, BNO69 formally accepted as part of the CRC-CT discovery and development program.

As we continue to build our drug development capabilities, we are recruiting specialist medical therapeutic advisors and building our internal expertise through the appointment of experienced drug developers including Dr Rodney Cusack who is profiled in this edition of Bionomics NOW.

These are ground-breaking times in the Company's history and we take this opportunity to thank you for your continued support. •

Dr Deborah Rathjen
Chief Executive Officer

Our First IND Filing

One step closer to commencing clinical trials, Bionomics is anticipating its first IND application with the US FDA in October. In February, Bionomics announced that it had commenced its formal safety and tolerability evaluation program of BNC105. This program is in its final stages with preparation of the IND filing now well advanced.

The approval of our IND application will allow Bionomics to maximise the future licensing value of the compound and to facilitate the clinical trial process in Australia where clinical evaluation will be conducted at a number of cancer centres.

In addition to our Australian-based advisor, Dr Danny Rischin, Bionomics has appointed two international consultants, Dr William Jenkins and Professor Karol Sikora as advisors on the BNC105 project. Their expertise and experience in oncology product development, clinical trials and regulatory affairs will assist us to successfully execute our development plans for BNC105. •

Pipeline Expansion

Bionomics has a robust drug discovery engine, combining its proprietary drug targets and chemistry platform MultiCore®, with a depth of development expertise to generate a strong pipeline of drug candidates.

While our drug candidates in anti-cancer, BNC105, and anxiety, BNC210, have made

significant progress towards commencing clinical trials, additional indications are maturing quickly with positive preclinical results.

The MS project was presented at the 2007 World Congress of Neuroscience in Melbourne and the project is gathering momentum towards drug candidate selection. The presentation focused on a lead molecule, BNC245, which displays many desirable characteristics as an MS treatment.

As our approach specifically targets cells associated with autoimmune disease we anticipate that potentially it will be safer. BNC245 is orally active which means that it can be taken in tablet form, a clear differentiating feature from many of the current treatments for MS.

Bionomics' latest development program is focused on proprietary drug target BNO69. Preclinical work has shown that inhibitors of BNO69 have the ability to suppress the formation of new tumour blood vessels (angiogenesis) and inhibit tumour growth.



Project
Discovery
Preclinical
IND Enabling
Clinical
Cancer
BNC105 VDA
BNO69
Immune Disease
Kv1.3 inhibitors Multiple Sclerosis
CNS
BNC210 Anxiety
GABA-A agonists Epilepsy

Following impressive results in animal models, the CRC-CT has agreed to collaborate with Bionomics to fast-track development of BNO69. In collaboration with the CRC the BNO69 project will involve a series of steps to identify, optimise and develop drug candidates for the treatment of cancer targeting the process of angiogenesis (the growth of new blood vessels) which is required for the growth of solid tumours.

The market potential for angiogenesis inhibitors, including potentially inhibitors of BNO69, has become evident in recent years with the release of blockbuster drug Avastin®, which also targets angiogenesis. Avastin® had sales in 2006 of US$1.746 billion.

The BNO69 program complements Bionomics' BNC105 program which targets existing tumour blood vessels rather than the formation of new blood vessels. •



"It is very rewarding to be involved in the process of taking these discoveries from the lab into the clinic and a step closer to the patients"

Profile – Dr Rodney Cusack

At the end of last year we welcomed Dr **Rodney Cusack*** as our Drug Development Manager. Dr Cusack is managing the activities involved in getting our anti-cancer agent BNC105 into clinical trials and is overseeing our IND submission process for BNC105.

"I am excited to be involved in taking BNC105 to the FDA and into clinical trials," he said. "It is very rewarding to be involved in the process of taking these discoveries from the lab into the clinic and a step closer to the patients who will ultimately benefit," he added.

Most recently, Dr Cusack worked with Brisbane biotechnology company Xenome Ltd where he was involved in the development of their first lead compound Xen2174. In addition to working on the successful IND application, he oversaw the chemistry and manufacturing of the compound for trial, toxicology tests and developed the clinical trial strategy. Xen2174 is currently in Phase II clinical trials for the management of severe, protracted pain.

In 2000, Dr Cusack completed his PhD in Chemistry at the University of Queensland, where he worked with the Institute of Molecular Biosciences, The Centre for Magnetic Resonance and the Department of Chemistry. •

Bionomics Limited

30 August 2007

SEC Mail Processing Section
JUL 21 2008
Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	A) LISTED ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A) FORTY THOUSAND (40,000)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	A) FULLY PAID

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	A) $0.2275
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	A) CONVERSION OF UNLISTED ESOP OPTIONS.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 AUGUST 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	220,631,200 31,535,063	ORDINARY FULLY PAID (BNO) BNOOB OPTIONS
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,904,883	UNLISTED OPTIONS

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 30 August 2007
Company Secretary

Print name: STEPHEN BIRRELL

== == == == ==

+ See chapter 19 for defined terms.

Bionomics Limited

7 September 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
7 September 2007

2006 / 2007 FINANCIAL RESULTS – VARIATION TO 4E

Subsequent to the release of the Company's Appendix 4E on August 29 2007, and as a result of detailed analysis, Bionomics Limited entered the tax consolidation regime. The consolidated tax regime has necessitated accounting adjustments to deferred tax/current liabilities in accordance with the relevant accounting standard.
The impact of the required adjustments is to reduce the loss after income tax reported in the Appendix 4E to $5,449,498. There is no impact on the company's cash flow or its loss before related income tax.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bionomics Limited
Dr Deborah Rathjen, CEO & Managing Director
+618 8354 6101 / 0418 160 425
drathjen@bionomics.com.au

About Bionomics Limited
Bionomics (ASX: BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system. Bionomics was recently ranked in the top 10 in the Deloitte's Technology Fast 50 Australian technology companies.
For more information about Bionomics, visit **www.bionomics.com.au**

8 August 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC Mail Processing Section
JUL 21 2008
Washington, DC
101

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1) LISTED ORDINARY SHARES 2) LISTED BNOOA OPTIONS 3) LISTED ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1) TWENTY ONE THOUSAND NINE HUNDRED AND SIXTY THREE (21,963) 2) NINE MILLION SEVEN HUNDRED AND SEVENTY THREE THOUSAND THREE HUNDRED AND TWENTY THREE (9,773,323) 3) TWO HUNDRED THOUSAND (200,000)

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1) FULLY PAID 2) EXPIRED 3) FULLY PAID
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1) YES 2) EXPIRED 3) YES
5	Issue price or consideration	1) $0.50 2) EXPIRED 3) $0.24
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1) CONVERSION OF LISTED BNOOA OPTIONS 2) EXPIRY OF LAPSED LISTED BNOOA OPTIONS 3) CONVERSION OF ESOP OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 AUGUST 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	220,591,200	ORDINARY FULLY PAID (BNO)
		0	BNOOA OPTIONS
		31,535,063	BNOOB OPTIONS

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,944,883	UNLISTED OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 8 AUGUST 2007
Company Secretary

Print name: STEPHEN BIRRELL

== == == == ==

Bionomics Limited

6 August 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
6 August 2007

BIONOMICS TO DEVELOP CANCER DRUG TARGET BNO69 WITH SUPPORT FROM THE CANCER THERAPEUTICS CRC

6 August 2007, Adelaide: Drug discovery company, Bionomics Limited (ASX:BNO), today announced that its proprietary cancer drug target, BNO69 will progress to the next stage of development following the CRC for Cancer Therapeutics' decision to support this program. The CRC will provide Bionomics with resources to undertake work.

Dr Deborah Rathjen, CEO and Managing Director of Bionomics said, "We are pleased that the CRC has chosen to support the discovery of inhibitors of BNO69 and we look forward to rapid progress of this program. Inhibitors of BNO69 will suppress the formation of new tumor blood vessels (angiogenesis) and inhibit tumor growth. There is a great market opportunity for such a drug if we consider that the blockbuster drug Avastin®, which also targets angiogenesis, had sales in 2006 of US$1.746 billion. BNO69 is a novel target and BNO69 inhibitors will be a new type of drug with this action. We have previously shown that BNO69 targeting has advantages over other angiogenesis drug targets because it operates at a point where two signaling pathways converge."

Dr Rathjen further commented, "BNO69 was discovered four years ago using Bionomics Angene® platform technology and it has been shown to be a potent target for blocking breast cancer growth in preclinical studies in animal models and in laboratory assays. The BNO69 program complements our cancer drug candidate BNC105 which targets existing tumor blood vessels rather than the formation of new tumor blood vessels. BNC105 is on track to enter clinical trials later this year."

BNO69 is a protein that is over-expressed in endothelial cells which line the walls of blood vessels within solid tumors. Inhibitors of BNO69 expression disrupt the function of endothelial cells in tumors and by doing so; inhibit the formation of new blood vessels within and around existing tumor vessels. These events result in tumor starvation and subsequent suppression of tumor growth.

Dr Gabriel Kremmidiotis, Bionomics' VP Discovery Research said, "We are pleased that the CRC has given us the opportunity and resources to take the BNO69 project forward. Our past work has indicated that tumors treated with BNO69 gene-silencing molecules showed a reduction in size of over 75% compared to untreated tumors, in experiments conducted over 31 days. This result shows that inhibition of BNO69 expression has a profound effect on tumor growth and that BNO69 is potentially an effective drug target for treating breast cancer."

The BN069 program supported by the CRC will involve a series of steps to identify, develop and optimise a drug candidate as a treatment for cancer. These steps include high throughput screening to identify an inhibitory compound that blocks the BNO69 target, medicinal chemistry and biological activity testing to further optimise compounds to derive a clinical candidate.

Disclaimer: Dr Peter Jonson, Chairman of Bionomics, also chairs the Federal Government's CRC Committee. Dr Jonson is subject to the policies and procedures of both the CRC Committee and the Bionomics' Board in relation to conflict of interest and accordingly absents himself from both discussions and decisions involving the CRC for Cancer Therapeutics.

Supplementary data on BNO69 is shown below.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bionomics Limited
Dr Deborah Rathjen, CEO & Managing Director
+618 8354 6101 / 0418 160 425
drathjen@bionomics.com.au

Media
Daniella Goldberg
+612 9237 2800 / 0416 211 067
dgoldberg@bcg.com.au

About Bionomics Limited

Bionomics (ASX: BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system. Bionomics was recently ranked in the top 10 in the Deloitte's Technology Fast 50 Australian technology companies.

For more information about Bionomics, visit **www.bionomics.com.au**

About BNC105

BNC105 is a new type of drug called a Vascular Disruption Agent (VDA) that acts to rapidly shut down the blood supply within a tumor. It thereby "starves" the tumor of the oxygen and nutrients it needs to survive.

VDAs (Vascular Disruption Agents) have significant clinical potential in the treatment of cancer, as they may potentially be applied across a very wide variety of cancer types, including colon, lung and breast cancers. The market potential for VDAs has been estimated at approximately US$5 billion annually (ASInsights, 2003)

BNO69 supplementary Information



a
CONTROL
BNO69 EXPRESSION INHIBITOR
700
600
500
400
300
200
100
0
0
3
6
8
10
13
15
17
20
22
24
27
29
31
Days

Figure. Inhibition of breast cancer tumors grown in mice, by targeting BNO69 expression. (a) Graph showing tumor growth in vivo (volume mm^3) over a period of 31 days. (b) Photograph showing actual tumors excised from mice in each experimental group on day 31.



b
CONTROL
INHIBITOR OF BNO69 EXPRESSION
10 20 30 40 50 60 70 80

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding BNC105 and its' drug development programs are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this announcement.

END